________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Launches Vertical Market Webcasts With IBM To Promote iBOLT Integration Suite For iSeries

Initial Campaign Targets Supply Chain, Financial Services and Healthcare with Specific Advice on RFID, ACORD and HL7

Irvine, California (April 14, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art integration and development technology, announced today that it has entered into a cooperative marketing agreement with IBM  (NYSE:IBM) promoting industry-specific business integration solutions designed to deliver e-business on demand to medium-sized customers in the insurance, healthcare and supply chain markets.

A webcast series begins April 14 with a one-hour webcast entitled "Overcoming Integration Challenges in Mid-Size Companies and Organizations" aimed at providing customers in the mid-market a means to use the IBM iSeries as a server to integrate applications and systems with other platforms and legacy data in their organizations.

The ability of iBOLT to manage processes spanning J2EE platforms such as IBM’s WebSphere and the myriad of unique technologies used in mid-sized companies is viewed by both companies as a means to extend the reach of the iSeries while providing a powerful host environment for the iBOLT Integration Server. Mid-sized companies have often purchased non-Java best-of-breed applications for which standardized third-party connectors are not available. iBOLT’s powerful rapid component generator and business rules engine overcomes the lack of ready-made connectors in the mid-market by utilizing a variety of integration touch points including application programming interfaces (API), transaction monitors, remote procedure calls (RPC), message queues (MQ) and database interaction.

On April 27 the companies will host “Leveraging RFID for Supply Chain Efficiency,” followed by “Integration for Healthcare: HL7, HIPAA, XML and Beyond” on May 4 and “Best Practices for Integration in the Financial Services Industry” on May 13. All sessions will be held at Noon EST. An Internet connection is required. Details and registration information are on the web at www.magicsoftware.com/home/webinars.

This move to vertical market cooperation between the two companies follows IBM’s announcement at IBM PartnerWorld last month that business partner marketing will be reorganized along key vertical markets. As an Advanced IBM Business Partner and independent software vendor, Magic Software Enterprises generates a significant number of new business leads for the IBM iSeries Group.

“We are poised to drive opportunities to existing IBM Business Partners in an effort to strengthen cooperation between our independent software vendors such as Magic Software and our hardware resellers and systems integrators,” said Dee Dee Roquemore, manager of the Magic Software business relationship for IBM in North America.

The program also results in new business partners for IBM. Logistics Technologies, an independent software vendor of Magic Software Enterprises, recently converted its Windows applications to OS/400 for the IBM iSeries and became an IBM Business Partner. “Magic’s application development and integration tools are platform independent,” said Ian Whybrow, president of Logistics Technologies. “With Magic’s help we ported Shipment Commander and Warehouse Commander, our premier applications for logistics, from Windows to the iSeries in about two weeks.”

"Our technology has been used by customers to develop and integrate literally thousands of vertically oriented applications," said David Leichner, vice president worldwide marketing for Magic Software. "We are delighted to be able to leverage our strength in vertical applications in a mutually beneficial partnership with IBM and look forward to continuing to deliver the best integration and development tools for the iSeries platform and the entire line of eServer systems."

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (NASDAQ: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 14 April, 2004